Via Facsimile and U.S. Mail
Mail Stop 6010

August 23, 2006

Mr. Charles A. Rowland, Jr.
Senior Vice President – Chief Financial Officer
Biovail Corporation
7150 Mississauga Road
Mississauga, Ontario L5N 8M5
CANADA

Re: Biovail Corporation
Form 20-F for Fiscal Year Ended December 31, 2004
Form 6-K filed August 12, 2004
File No. 001-14956

Dear Mr. Rowland:

We have completed our review of your Forms 20-F and 6-K and have no further comments at this time.

Sincerely,

Jim Atkinson
Accounting Branch Chief